Exhibit 99.1

VITRU BRASIL

Announces

First Quarter 2024

Financial Results

Florianópolis, Brazil, May 13, 2024 – Vitru Brasil (Vitru), the leader in the digital education undergraduate market in Brazil, today reported the financial and operational results for the three-month period ended on March 31, 2024 ("first quarter 2024" or "1Q24"). Financial results are expressed in Brazilian reais (R$) and presented in accordance with the technical pronouncement CPC 21 (R1) and in accordance with International Accounting Standard 34 (IAS 34), and presented in accordance with the standards issued by the Comissão de Valores Mobiliários. Vitru operates its hubs under the brands Uniasselvi and UniCesumar with 939.0 thousand students enrolled in undergraduate and graduate courses in digital education and 2,464 hubs distributed throughout Brazil, as of March 31, 2024.

Vitru surpasses 900 thousand students in DE Undergraduate courses

Dear valued shareholders,

Vitru is pleased to share the operational and financial results for the first quarter of 2024. We are starting another year showing significant progress in Vitru’s journey as a leader in the digital education sector in Brazil.

During the quarter, the net revenue from the DE Undergraduate segment grew by 9.8% compared to the first quarter of 2023, and the consolidated net revenue showed an increase of 13.5% in the same period. This positive performance is a result of our focus on providing high-quality services to our students - we ended the quarter with 939.0 thousand enrolled students, among which 916.6 thousand in DE - and reflects a 3.4% increase in the average ticket combined with a 6.0% increase in the number of students enrolled in EAD Undergraduate programs compared to the previous year.

Vitru’s Adjusted EBITDA reached R$ 170.8 million in the period, an increase of 1% compared to the first quarter of 2023. This growth already includes some strategic initiatives for 2024, such as standardizing the student activation criteria between the Uniasselvi and Unicesumar brands, as well as the early investment in marketing for both brands at the beginning of the year.

Highlighting the excellent performance of the Adjusted Cash Flow from Operations, which showed a growth of 33.0%, totaling R$ 172.4 million in the first quarter of 2024 compared to the same period in 2023, due to the Company’s asset-light business model, economies of scale and effective working capital management.

Vitru is committed to maintaining solid growth and seeking opportunities to further enhance our portfolio of products with financial discipline. This year, the Company expects the continuing education segment to grow at a faster pace than other segments, providing ours and potential students with more opportunities for technical, vocational, and postgraduate education.

1Q24 Results	2

The migration of Vitru Limited’s shares listed on Nasdaq to the Novo Mercado segment of B3 is nearing its final stages. In April, the Shareholders approved the reverse merger of Vitru Limited by Vitru Brasil, a crucial step for our debut on the Brazilian Stock Exchange - scheduled for next June. We are eager to continue our journey in the stock market, remain committed to democratizing access to quality education, and appreciate the trust of all stakeholders in Vitru’s journey.

Thank you for your continued support.

Sincerely,

William Matos

Vitru’s CEO

WEBCAST INFORMATION

Vitru will discuss its first quarter 2024 results via live webcast

When: Monday, May 13, 2024, at 11:00 AM Brasília Time (10:00 AM NY Time).

Webcast: https://investors.vitru.com.br/

Replay: available on our IR website

William Matos
CEO & IRO

Maria Carolina de Freitas Gonçalves	Investor Relations Contact
IR Manager	ir@vitru.com.br

1Q24 Results	3

HIGHLIGHTS OF 1Q24

●	Approval of the migration process of Vitru Limited’s shares from NASDAQ to Vitru Brasil on B3, in the EGM held on April 19, 2024;
●	Vitru Education reached the 5th position on the list of World’s Top EdTech Companies of 2024, released by TIME and Statista, highlighting its commitment to quality and innovation in digital education;
●	939.0k total students as of the end of 1Q24, with a 6.0% increase in Digital Education Undergraduate enrolled students;
●	Net revenue in the core Digital Education Undergraduate segment increased by 9.8% in 1Q24 compared to 1Q23, with Consolidated Net Revenue up 13.5%;
●	Adjusted EBITDA increased 1.0% in 1Q24 compared to 1Q23, with an Adjusted EBITDA Margin of 33.9% in the quarter;
●	Adjusted Cash Flow from Operations increased 33.0% to R$172.4 million in 1Q24 compared to 1Q23, with an Adjusted Cash Flow Conversion from Operations of 104.6% compared to 80.5% in 1Q23.

Table 1: Key financial highlights

R$ milion	1Q24	1Q23	% Chg
Net Revenue	504.3	444.2	13.5%
DE Undergraduate Net Revenue	352.2	320.7	9.8%
Adjusted EBITDA[1]	170.8	169.1	1.0%
Adjusted EBITDA Margin	33.9%	38.1%	(4.2) p.p.
Adjusted Net Income[2]	35.3	81.7	(56.8)%
Adjusted Cash Flow from Operations[3]	172.4	129.6	33.0%
Adjusted Cash Flow Conversion from Operations[3]	104.6%	80.5%	24.1 p.p.

(1)	For a reconciliation of Adjusted EBITDA, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA” at the end of this document.
(2)	For a reconciliation of Adjusted Net Income, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income” at the end of this document.
(3)	For a reconciliation of Adjusted Cash Flow from Operations and Adjusted Cash Flow Conversion from Operations, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow Conversion from Operations” at the end of this document.

1Q24 Results	4

OPERATIONAL RESULTS

Student base and hubs

We consider the number of enrolled students an important operational metric for Vitru. As of March 31, 2023, Vitru had 939.0 thousand students enrolled in the courses it provides, an increase of 6.0% compared to the number of enrolled students as of March 31, 2023.

The percentage of digital education students to total enrolled students is also a relevant metric that we believe best demonstrates our focus on digital education (comprising both undergraduate courses and continuing education courses) and its relevance to the services offered. As of March 31, 2024, students enrolled in digital education courses represented 97.6% of the total number of enrolled students, slightly up from the percentage achieved on March 31, 2023.

The number of hubs is one of the main drivers that enables the Company to increase its student base. A material portion of Vitru’s growth is driven by the expansion and subsequent maturation of these hubs.

Vitru has expanded its operations and geographic presence throughout Brazil with the opening of hubs in the last years. In fact, 93.2% of the current 2,464 hubs are still ramping up, representing a substantial growth avenue: the current average maturation ratio of hubs in expansion is only 46.7%. The Company estimates that a typical hub reaches its full capacity in terms of the number of students (and hence is deemed to be mature) after around seven years of operations.

Table 2: Student base and Hubs

				Δ 1Q24 x	Δ 1Q24 x
'000	1Q24	1Q23	4Q23	1Q23	4Q23
Total enrolled students	939.0	886.1	883.6	6.0%	6.3%
% Digital education to total enrolled students	97.6%	97.4%	97.5%	0.2 p.p.	0.1 p.p.
Number of digital education students	916.6	862.8	861.6	6.2%	6.4%
Undergraduate students	844.4	799.7	803.7	5.6%	5.1%
Graduate students	72.2	63.1	57.9	14.5%	24.6%
Number of on-campus students	22.4	23.3	22.1	(3.7)%	1.5%
Undergraduate students	22.0	22.9	21.7	(4.0)%	1.5%
Graduate students	0.358	0.313	0.336	14.4%	6.5%
Number of hubs[1]	2,464	2,248	2,446	9.5%	0.7%
% of Expansion hubs (i.e., excluding Base hubs)	93.2%	92.5%	93.1%	0.7 p.p.	0.1 p.p.
Theoretical maturation index[2]	46.7%	46.5%	43.5%	0.2 p.p.	3.2 p.p.

(1)    Consolidates the number of hubs of UniCesumar, excluding its three international hubs.

(2)    The Company calculates the theoretical maturation index as the actual number of students per hub of the Expansion hubs divided by the theoretical number of students it expects to achieve as of the maturity of the same hubs. The index comprises all Expansion hubs as of the end of each period, and hence it can actually decrease in a given quarter as new Expansion hubs are opened.

1Q24 Results	5

The consolidated intake of Vitru in the first quarter of 2024 increased by 9.5% compared to the same quarter of the previous year.

DE Undergraduate Total Intake (‘000)	Intake Breakdown

As of 2024, Uniasselvi implemented an important change, aligning its student activation criteria with the same criteria adopted by Unicesumar, as mentioned during the release of 4Q23 results. This consolidation not only establishes standardization, but also promotes harmonization within the integration project, allowing the exchange of best practices between institutions. One of the measures adopted is the non-inclusion of students considered “non-engaged” from the base from 1Q24 onwards, which initially translates into reduced nominal growth in the student base and revenue throughout 2024. On the other hand, this initiative it also brings tangible benefits, including a decrease in the provision for doubtful debts (PDA) throughout 2024 and 2025, an improved retention rate and an optimization of operations, especially in the billing and student management processes. Furthermore, this strategy also results in tax savings, such as reducing the ISS on invoices that were generated for these unengaged students, but not paid. These changes reflect Vitru’s commitment to operational excellence and long-term sustainable growth.

Table 3: Key operational highlights

'000	1Q24	1Q23	% Chg
Total DE undergraduate intake	451.8	412.6	9.5%
DE undergraduate retention rate	76.6%	74.7%	1.9 p.p.

1Q24 Results	6

Tuitions and Ticket

Table 4: Tuitions1

R$ million
(except otherwise stated)	1Q24	1Q23	% Chg
DE undergraduate tuitions	597.3	514.2	16.2%
DE undergraduate Average ticket (R$/month)2	278.6	269.5	3.4%

(1)	Tuition is net cancellation.

We believe that the strength of Vitru’s model and the sustainability of its growth can be demonstrated by the total amount charged for course tuitions from digital education undergraduate students (which is the sum of gross revenue and the hub partners’ portion of the tuitions less other academic revenue and cancellations).

DE Undergraduate tuition for 1Q24 amounted to R$597.3 million, an increase of 16.2% compared to the R$514.2 million recorded in 1Q23. This growth rate primarily reflects the maturation of expansion hubs (i.e. hubs that are not yet deemed to be mature) through the organic increase in the number of students enrolled in digital education undergraduate courses.

The average monthly ticket for DE undergraduate courses increased by 3.4%, very close to the variation in inflation in the period, going from R$269.5 in 1Q23 to R$278.6 in 1Q24. We believe

1Q24 Results	7

that this performance can be attributed to the differentiation and quality positioning of Uniasselvi and Unicesumar in the market. Furthermore, we observed a slight change in the mix of courses in 1Q24 enrollment, with an increase in the participation of vocational courses, which have a more affordable average ticket. This change came at the expense of premium courses, especially in the health area, which saw significant growth during the pandemic.

FINANCIAL RESULTS

Net Revenue

Consolidated Net Revenue in 1Q24 was R$504.3 million, up 13.5% from 1Q23. This growth was mainly driven by the increase in the number of enrolled students in the DE Undergraduate segment

1Q24 Results	8

Net Revenue from DE Undergraduate courses in 1Q24 amounted to R$ 352.2 million, representing a 9.8% increase compared to the same period last year. This achievement was driven by the rise in the number of enrolled students in the segment and the maturation of learning centers.

Net Revenue from On-campus Undergraduate courses (ex-Medicine) in 1Q24 was R$47.3 million, 3.6% higher than the R$45.6 million in 1Q23. Net Revenue from the entire On-Campus Undergraduate segment (including the UniCesumar Medicine course) reached R$121.5 million in 1Q24, an increase of 18.4% compared to R$102.7 million in 1Q23, due to growth of approximately 30% in Net Revenue from the UniCesumar Medicine course, which saw an expansion in the student base and average ticket, due to the high quality of teaching.

Net Revenue from continuing education courses in 1Q24 amounted to R$ 30.6 million, reflecting a 46.3% growth compared to R$ 20.9 million in 1Q23. In addition to postgraduate courses, our continuing education business includes technical courses and professional qualification programs. We believe this segment represents a potential avenue for growth and is part of our strategy to expand complementary offerings throughout our students’ lifelong journey.

Table 5: Net Revenue Breakdown

R$ million	1Q24	1Q23	% Chg
Digital education undergraduate	352.2	320.7	9.8%
On-campus undergraduate (ex-medicine)	47.3	45.6	3.6%
Medicine undergraduate	74.3	57.0	30.3%
Continuing education	30.6	20.9	46.3%
Consolidated Net Revenue	504.3	444.2	13.5%

1Q24 Results	9

Cost of Services

Cost of services rendered in 1Q24 totaled R$ 157.3 million, marking a 4.0% increase compared to the R$ 151.3 million in 1Q23. This increase is partly attributable to rising personnel costs, primarily stemming from the hiring of new tutors and professors to support the growth of our business. It’s worth noting that the cost of services rendered includes certain restructuring costs, totaling R$ 2.8 million in 1Q24 and R$ 2.2 million in 1Q23, which encompass restructuring expenses for the integration of Unicesumar.

The cost of services rendered, as reported in the Adjusted EBITDA calculation (excluding restructuring expenses and mentioned depreciation and amortization expenses), amounted to R$ 135.9 million in 1Q24 compared to R$ 129.5 million in 1Q23, representing a 2.2 p.p. reduction as a percentage of Net Revenue. This reduction is primarily due to our ongoing efforts to enhance the combined operations of the DE segments and the implementation of best practices from one brand to another.

Table 6: Cost of Services

R$ million	1Q24	1Q23	% Chg
Cost of Services	157.3	151.3	4.0%
(-) Depreciation and amortization	(18.7)	(19.7)	(4.9)%
(-) Restructuring expenses	(2.8)	(2.2)	27.7%
Cost of Services for Adj. EBITDA calculation	135.9	129.5	4.9%
as % of Net Revenue	26.9%	29.1%	(2.2) p.p.

1Q24 Results	10

Gross Profit and Gross Margin

In 1Q24, we recorded a Gross Profit of R$ 347.0 million, marking an 18.4% increase compared to the R$ 293.0 million achieved in the same period of the previous year. This growth is primarily attributed to the consistent expansion of our operations, driven by the business combination with Unicesumar, and the benefits stemming from economies of scale. The Gross Margin increased by 2.8 p.p., from 66.0% to 68.8% in 1Q24. The margin gain is primarily due to the reduction of Service Costs as a percentage of Net Revenue.

Operational Expenses

Selling & Marketing Expenses

In 1Q24, selling & marketing expenses reached R$ 126.0 million, marking a 39.8% increase compared to the R$ 90.1 million recorded in the same period of the previous year. This growth is a direct reflection of the Company’s expansion strategy, aiming to anticipate the intake cycle. Additionally, selling & marketing expenses, as presented in the calculation of Adjusted EBITDA (i.e., excluding depreciation and amortization), totaled R$ 112.3 million in the first quarter of 2024, compared to R$ 76.5 million in the first quarter of 2023, representing a 46.8% increase. As a percentage of Net Revenue, there is a 5 p.p. increase, mainly attributed to resource allocation to the DE segment, evidenced by increased investments in online and offline media, with the aim of attracting new students.

1Q24 Results	11

Table 7: Selling Expenses & Marketing

R$ million	1Q24	1Q23	% Chg
Selling & Marketing Expenses	126.0	90.1	39.8%
(-) Depreciation and amortization	(13.7)	(13.6)	0.6%
(-) M&A and pre-offering expenses	-	-	n.a.
Selling Expenses for Adj. EBITDA calculation	112.3	76.5	46.8%
as % of Net Revenue	22.3%	17.2%	5.0 p.p.

General and Administrative Expenses (G&A)

In 1Q24, General and Administrative (G&A) expenses totaled R$ 60.1 million, representing an increase of 11.1% compared to 1Q23, primarily due to expenses related to our stock-based compensation plan and higher payroll expenses, reflecting an increase in personnel.

G&A expenses, as reported in the calculation of adjusted EBITDA, amounted to R$ 32.1 million in 1Q24 compared to R$ 29.0 million in 1Q23, representing a 10.7% increase. As a percentage of Net Revenue, the 0.1 p.p. reduction reflects Vitru’s ongoing efforts to maintain a lean and agile corporate structure.

Table 8: G&A Expenses

R$ million	1Q24	1Q23	% Chg
General and Administrative (G&A) Expenses	60.1	54.1	11.1%
(-) Depreciation and amortization expenses	(21.1)	(19.0)	10.9%
(-) Share-based compensation plan	(3.7)	(0.1)	3568.0%
(-) M&A, pre-offering expenses and restructuring expenses	(3.3)	(6.0)	(45.3)%
G&A Expenses for Adj. EBITDA calculation	32.1	29.0	10.7%
as % of Net Revenue	6.4%	6.5%	(0.1) p.p.

1Q24 Results	12

Net Impairment Losses on Financial Assets

Net impairment losses of financial assets are our provision for doubtful debts (PDA) which in 1Q24 totaled R$58.0 million, equivalent to 11.5% of net revenue in the period, while in 1Q23 it was R$47 .7 million, equivalent to 10.7% of net revenue. The increase observed in our PDA is a result of the mix of enrolled students, driven by the intake of more freshmen in 2023. Furthermore, macroeconomic conditions in Brazil have significantly affected the consumption and payment capacity of our public, which includes income groups lower than the country average. However, we foresee a gradual reduction in this trend due to the standardization of student activation criteria, as explained previously, in addition to the improvements recently implemented in the Company’s billing and receivables management.

Adjusted EBITDA

Adjusted EBITDA in 1Q24 totaled R$ 170.8 million, a 1.0% increase compared to the R$ 168.5 million recorded in 1Q23. The Adjusted EBITDA Margin was 33.9%, a decrease of 4.2 p.p. compared to 38.1% in 1Q23, reflecting the increased marketing investments mentioned earlier.

1Q24 Results	13

Notes: (i) all figures in this graph include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial assets” in our Financial Statements.

Financial Results

In 1Q24, our financial results experienced a negative variation of 30.8% compared to the same period in 2023, primarily due to the impact of updating the expected effective cost of the debentures issued by the Company in accordance with applicable accounting standards.

Table 9: Financial Results

R$ million	1Q24	1Q23	% Chg
Financial Income	13.9	10.8	28.9%
Financial Expenses	(111.0)	(85.0)	30.6%
Financial Results	(97.1)	(74.2)	30.8%

1Q24 Results	14

Adjusted Net Income

Adjusted Net Income in 1Q24 was R$ 35.3 million, a 56.8% decrease compared to 1Q23, primarily reflecting the increase in Financial Expenses mentioned earlier, as well as an impact of Deferred Income Tax of around R$ 17 million.

1Q24 Results	15

Cash Flow and Cash Conversion from Operations

Adjusted Cash Flow from operations totaled R$ 172.4 million in 1Q24, a 33.0% increase compared to 1Q23. The Conversion of Adjusted Operating Cash Flow also expanded, rising from 80.5% in 1Q23 to 104.6% in 1Q24. This performance was primarily driven by improvements in working capital, facilitated by the exchange of best practices between brands and the implementation of the new credit assessment system starting from 3Q23.

Table 10: Cash Flow & Cash Conversion1

R$ million	1Q24	1Q23	% Chg
Cash Flow from Operations	178.0	132.7	34.1%
(+) Income tax paid	(5.6)	(3.1)	78.9%
Adjusted Cash Flow from Operations	172.4	129.6	33.0%
Adjusted EBITDA	170.8	169.1	1.0%
(-) M&A, pre-offering expenses and restructuring expenses	(6.0)	(8.1)	(25.9)%
Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	164.8	161.0	2.4%
Adjusted Cash Flow Conversion from Operations[1]	104.6%	80.5%	24.1 p.p.

(1)	The Company calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking non-recurring expenses, related to M&A, pre-offering expenses and restructuring expenses, into consideration). Adjusted Cash Flow Conversion from Operations is a non-GAAP measure. The calculation of Adjusted Cash Flow Conversion from Operations may be different from the calculation used by

1Q24 Results	16

other companies, including competitors in the industry, and therefore, the Company’s measures may not be comparable to those of other companies. For further information see “Reconciliations of Non-GAAP Financial Measures”.

Indebtedness

In 1Q24, Vitru continued to reduce its total net debt by R$121.3 million, primarily driven by its cash generation in the quarter. As of March 31, 2023, the indebtedness was R$2,366.9 million, while it decreased to R$2,245.6 million as of March 31, 2024.

On October 27, 2023, we announced the issuance of our third unsecured, non-convertible debentures of the amount of R$ 500 million by Vitru Brasil, indexed by the CDI (Certificado de Depósito Interbancário) plus a spread of 2.45%. The Debentures have a maturity period of 5 (five) years.

With the issuance of the new Debentures, the Company was able to prepay in full the sellers financing originally entered into in connection with the business combination with UniCesumar, which had an outstanding amount of R$ 532.2 million as of September 30, 2023, that would have matured in May 2024 and which accrued interest at the CDI (Certificado de Depósito Interbancário) plus a spread of 3.0%.

Tabela 11: Dívida Líquida

	Março 31,	Março 31,	Dezembro 31,
R$ milhões	2024	2023	2023
Dívida Líquida (ex-IFRS 16)[1]	1,916.5	2,045.4	1,956.7
Passivos de Arrendamento	329.1	321.5	327.8
Dívida Líquida Total (IFRS 16)	2,245.6	2,366.9	2,284.6

(1)	Incluindo Empréstimos e Financiamento e Contas a Pagar da aquisição de subsidiárias. Para uma reconciliação da Dívida Líquida (ex-IFRS 16), consulte "—Reconciliações de Medidas Financeiras Non-GAAP—Reconciliação da Dívida Líquida" no final deste documento.

Since the first issuance of Debentures, the Company has been under certain Covenants on its Net Debt / Adj. EBITDA index (excluding the effects of the IFRS-16), being:

◾	4,5x in June 2023;
◾	4,0x in December 2023;
◾	3,5x in June 2024; e
◾	3,0x in December 2024.

1Q24 Results	17

By the end of 2023, the company reached an index of Net Debt / Adj. EBITDA (excluding effects of IFRS16) of 2.9x, well below the established covenant limit of 4.0x.

CAPEX

Capital Expenditures (CAPEX) in 1Q24 totaled R$21.5 million, a decrease of 7.8% compared to the amount spent in 1Q23, corresponding to a reduction as a percentage of net revenue due to planned synergies in content production and economies of scale. The majority of CAPEX is related to investments in content production, IT systems, and technology.

Tabela 12: CAPEX

R$ milhões	1Q24	1Q23	% Chg
Imobilizado	6.4	4.9	31.7%
Ativos Intangíveis	15.0	15.0	0.1%
Atividades de investimento	21.5	19.9	7.8%
% da Receita Líquida	4.3%	4.5%	(0.2) p.p.

Migration to B3

In September 2023, Vitru’s Board of Directors approved a proposal for the corporate restructuring and migration of Vitru Limited’s shares (listed on Nasdaq) to shares of Vitru Brasil, which will be listed on the Novo Mercado segment of B3, the Brazilian stock exchange. The operation was approved by shareholders at a general meeting held on April 19, 2024.

At this time, Vitru is in the election period, during which shareholders will decide whether they wish to receive shares of Vitru Brasil under the Direct Foreign Investment regime. Meanwhile, shares of Vitru Limited continue to be traded on Nasdaq, the American stock exchange. More details about this operation can be found on the Company’s website.

1Q24 Results	18

ABOUT VITRU (NASDAQ: VTRU)

VITRU is the leading pure-player in the private post-secondary digital education market in Brazil based on the number of enrolled undergraduate students, according to the most recent INEP census released by the Brazilian Ministry of Education (Ministério da Educação), in February 2022.

Vitru has been listed on the Nasdaq stock exchange in the United States (ticker symbol: VTRU) since September 18, 2020, and its mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Through its subsidiaries, Vitru provides a complete pedagogical ecosystem focused on a hybrid distance learning experience for undergraduate and continuing education students. All the academic content is delivered in multiple formats (videos, eBooks, podcasts and html text, among others) through its proprietary Virtual Learning Environment, or VLE. The pedagogical model also incorporates in-person weekly meetings hosted by dedicated tutors who are mostly local working professionals in the subject area they teach. The Company believes that this unique tutor-centric learning experience sets it apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of its student base.

The Company’s results are based on three operating segments:

◾	Digital education undergraduate courses. What differentiates Vitru’s digital education model are the higher quality and its hybrid methodology with synchronous learning, which consists of weekly in-person or online meetings with tutors for Uniasselvi, and weekly online classes for UniCesumar students, alongside the benefit of the virtual learning environment, where students are able to study where and when they prefer. The Company’s portfolio of courses is composed mainly of pedagogy, business administration, accounting, physical education, vocational, engineering, and health-related courses.
◾	On-campus undergraduate courses. Vitru (through Uniasselvi and UniCesumar) has several campuses that offer traditional on-campus undergraduate courses, including medical, engineering, law, and health-related courses. On-campus students experience a complete learning ecosystem, mixing theory with practical applications as well as access to sports activities and cultural events.
◾	Continuing education courses. Vitru (through Uniasselvi and UniCesumar) offers continuing education and graduate courses predominantly in pedagogy, finance, and business, but also in other subjects such as law, engineering, IT and health-related courses. Courses are offered in three different versions, consisting of (i) hybrid model, (ii) 100% online, and (iii) on-campus. This also includes technical courses and professional qualification courses.

1Q24 Results	19

This press release includes information relating to the proposed corporate restructuring of Vitru Limited (“Vitru” or the “Company”) and Vitru Brasil Empreendimentos, Participações e Comércio S.A., a Brazilian corporation (sociedade anônima) (“Vitru Brazil”). In connection with the proposed transaction, Vitru Brazil has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a prospectus of Vitru Brazil. Vitru Brazil has also filed other documents with the SEC and the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) regarding the proposed transaction, and a prospectus was mailed to the shareholders of Vitru. This press release is not a substitute for any registration statement, prospectus or other documents that Vitru and/or Vitru Brazil have filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4, the prospectus, as well as other filings containing information about Vitru and/or Vitru Brazil and the proposed transaction are available without charge at the SEC’s Internet site (www.sec.gov). Copies of the prospectus can also be obtained, without charge, from Vitru’s website at https://investors.vitru.com.br/.

NO OFFER OR SOLICITATION

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements, other than statements of historical fact, could be deemed forward-looking, including risks and uncertainties related to statements about the proposed business combination, including the benefits of the corporate restructuring and migration of the listing, the business combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the business combination; general economic and business conditions in Brazil and globally; our business, operations, cash flow, prospects, liquidity and financial condition; our competition; our ability to implement our business strategy; our ability to adapt to technological changes in the educational sector; the availability of government authorizations on terms and conditions and within periods acceptable to us; our ability to continue attracting and retaining

1Q24 Results	20

new students; our ability to maintain the academic quality of our programs; our ability to maintain the relationships with our hub partners; our ability to collect tuition fees; the availability of qualified personnel and the ability to retain such personnel; changes in government regulations applicable to the education industry in Brazil; government interventions in education industry programs, which affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; a decline in the number of students enrolled in our programs or the amount of tuition we can charge; our ability to compete and conduct our business in the future; the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; general market, political, economic and business conditions; and our financial targets. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about our business operations, financial results and financial position and the Brazilian economy.

The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “potential,” “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of, such words and expressions. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the SEC from time to time, including the section titled “Item 3. Key Information—D. Risk Factors” in the most recent Annual Report on Form 20-F of the Company. These documents are available on the SEC Filings section of the investor relations section of our website at investors.vitru.com.br.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, VITRU uses Adjusted EBITDA, Adjusted Net Income, Adjusted Cash Flow Conversion from Operations, and Net Debt information which are

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non-GAAP financial measures, for the convenience of the investment community. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

VITRU calculates Adjusted EBITDA as the net income (loss) for the period plus:

◾	deferred and current income tax, which is calculated based on income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, and CSLL, which are social contribution taxes;
◾	financial results, which consist of interest expenses less interest income;
◾	depreciation and amortization;
◾	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;
◾	impairment of non-current assets, which consists of impairment charges associated with the on-campus undergraduate courses segment, given the deterioration in the prospects of this business;
◾	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in the consolidated financial statements;
◾	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others; and
◾	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that the Company believes are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

VITRU calculates Adjusted Net Income as net income (loss) for the period plus:

◾	share-based compensation plan, as defined above;
◾	M&A, pre-offering expenses, and restructuring expenses, as defined above;
◾	impairment of non-current assets, as defined above;
◾	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, distance learning operation licenses, non-compete agreements, customer relationship, teaching-learning material, licenses to operate medical courses, and leasing contracts. For more information, see notes to the unaudited interim condensed consolidated

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financial statements in the Company’s filings with the U.S. Securities and Exchange Commission;
◾	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries. See notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission; and
◾	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was affected by the adjustment after taking into account the effect of permanent differences and valuation allowances.

VITRU calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which is calculated as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses, and restructuring expenses into consideration).

VITRU calculates Net Debt (ex-IFRS 16) as the sum of loans and financing, payables from acquisition of subsidiaries, and lease liabilities less cash and cash equivalents and short-term investments.

Adjusted EBITDA, Adjusted Net Income, Adjusted Cash Flow Conversion from Operations, and Net Debt are the key performance indicators used by Vitru to measure the financial performance and condition of its core operations, and Vitru believes that these measures facilitate period-to-period comparisons on a consistent basis. As a result, its management believes that these non-GAAP financial measures provide useful information to the investment community. These summarized, non-audited, or non-GAAP financial measures are in addition to, and not a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Additionally, the calculations of Adjusted EBITDA, Adjusted Net Income, Adjusted Cash Flow Conversion from Operations, and Net Debt may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Vitru’s measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA, Adjusted Net Income, Adjusted Cash Flow Conversion from Operations, and Net Debt to the most directly comparable IFRS measure, see the tables at the end of this document.

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FINANCIAL TABLES

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three period ended March 31, 2024 and 2023

	Three Months Ended March 31,
R$million (except earnings per share)	2024	2023

NET REVENUE	504.3	444.2

Cost of services rendered	(157.3)	(151.3)

GROSS PROFIT	347.0	293.0

General and administrative expenses	(60.1)	(54.4)
Selling expenses	(126.0)	(90.1)
Net impairment losses on financial assets	(58.0)	(47.7)
Other income (expenses), net	0.3	0.3
Operating expenses	(243.8)	(191.6)

OPERATING PROFIT	103.2	101.4

Financial income	13.9	10.8
Financial expenses	(111.0)	(85.0)
Financial results	(97.1)	(74.2)

PROFIT BEFORE TAXES	6.1	27.2

Current income taxes	(14.3)	(4.1)
Deferred income taxes	16.3	33.7
Income taxes	2.0	29.6

NET INCOME FOR THE PERIOD	8.1	56.8

Other comprehensive income	-	-

TOTAL COMPREHENSIVE INCOME	8.1	56.8

Basic earnings per share (R$)	0.0	0.0
Diluted earnings per share (R$)	0.0	0.0

1Q24 Results	24

Unaudited interim condensed consolidated statements of financial position as of March 31, 2023 and 2022

	March 31,	December 31,
R$ million	2024	2023
ASSETS

CURRENT ASSETS

Cash and cash equivalents	9.1	13.0
Short-term investments	362.2	220.3
Trade receivables	217.7	235.6
Income taxes recoverable	7.9	2.3
Prepaid expenses	27.6	19.7
Receivables from hub partners	16.1	39.9
Other current assets	36.2	40.4

TOTAL CURRENT ASSETS	676.9	570.6

NON-CURRENT ASSETS

Trade receivables	74.9	69.1
Indemnification assets	26.1	28.4
Deferred tax assets	115.6	227.0
Receivables from hub partners	79.4	57.3
Payables from acquisition of subsidiaries	-	-
Other non-current assets	9.6	11.1
Right-of-use assets	347.5	349.7
Property and equipment	204.0	205.9
Intangible assets	4,318.6	4,342.2

TOTAL NON-CURRENT ASSETS	5,175.7	5,290.6

TOTAL ASSETS	5,852.6	5,861.2

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	March 31,	March 31,
R$ million	2024	2023
LIABILITIES

CURRENT LIABILITIES

Trade payables	117.3	111.7
Loans and financing	177.0	151.1
Lease liabilities	51.9	51.6
Labor and social obligations	93.7	90.4
Taxes payable on profit	3.2	-
Taxes payable	20.0	17.4
Prepayments from customers	48.4	45.3
Dividens	17.0	19.5
Other current liabilities	25.5	24.6

TOTAL CURRENT LIABILITIES	554.0	511.7

NON-CURRENT

Loans and financing	2,102.7	2,030.7
Lease liabilities	277.2	276.2
Taxes payables	0.5	6.1
Deferred tax liabilities	603.3	730.9
Provisions for contingencies	40.0	41.9
Payables from acquisition of subsidiaries	8.2	8.2
Other current liabilities	4.3	5.3

TOTAL NON-CURRENT LIABILITIES	3,036.2	3,099.3

TOTAL LIABILITIES	3,590.2	3,611.0

EQUITY

Share capital	2,031.4	2,031.4
Capital reserves	47.8	43.6
Retained earnings	183.2	175.2

TOTAL EQUITY	2,262.4	2,250.2

TOTAL LIABILITIES AND EQUITY	5,852.6	5,861.2

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Unaudited interim condensed consolidated statements of cash flows for the three-month period ended March 31, 2023 and 2022

	Three Months Ended March 31,
R$ million	2024	2023
Cash flows from operating activities
Profit before taxes	6.0	27.2
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	53.5	52.3
Net impairment losses on financial assets	58.0	47.7
Provision for revenue cancellation	4.3	0.3
Provision for contingencies	1.3	2.4
Provision for interest, net of income from financial investments	94.7	78.9
Share-based compensation	3.7	0.1
Loss on sale or disposal of non-current assets	(0.2)	0.0
Equivalence result	-	-
Modification of lease contracts	-	(0.6)
Changes in operating assets and liabilities:	-	-
Trade receivables	(45.5)	(59.8)
Prepayments	(7.9)	(0.9)
Other assets	(0.8)	(4.5)
Trade payables	7.6	(27.3)
Labor and social obligations	3.3	11.9
Other taxes payable	(2.9)	(2.6)
Prepayments from customers	3.0	9.3
Other payables	(0.2)	(1.5)
Cash from operations	178.0	132.7

Income tax paid	(5.6)	(3.1)
Interest paid	(8.6)	(8.4)
Contingencies paid	(4.7)	(1.5)
Net cash provided by operating activities	159.1	119.7

Cash flows from investing activities
Purchase of property and equipment	(6.4)	(4.9)
Purchase and capitalization of intangible assets	(15.0)	(15.0)
Payments for the acquisition of interests in subsidiaries, net of cash	0.9	-
Acquisition of short-term investments, net	(134.0)	(124.1)
Net cash used in investing activities	(154.6)	(144.0)

Cash flows from financing activities
Payments of lease liabilities	(5.9)	(5.2)
Payment of dividends	(2.5)	-
Net cash provided by financing activities	(8.3)	(5.2)

Net increase in cash and cash equivalents	(3.8)	(29.5)
Cash and cash equivalents at the beginning of the period	13.0	35.1
Cash and cash equivalents at the end of the period	9.1	5.7

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Reconciliations of Non-GAAP Financial Measures

Reconciliation of Adjusted Net Income

	Three Months Ended March 31,
R$ million	2024	2023
Net income for the period	8.1	56.8
(+) M&A, pre-offering expenses and restructuring expenses	6.0	8.1
(+) Share-based compensation plan	3.7	0.1
(+) Amortization of intangible assets from business combinations	31.5	31.2
(+) Interest accrued on accounts payable from the acquisition of subsidiaries	-	(1.2)
(-) Corresponding tax effects on adjustments	(14.0)	(13.4)
Adjusted Net Income	35.3	81.7

Reconciliation of Adjusted EBITDA

	Three Months Ended March 31,
R$ million	2024	2023
Net income for the period	8.1	56.8
(+) Deferred and current income tax	(2.0)	(29.6)
(+) Financial result	97.1	74.5
(+) Depreciation and amortization	53.5	52.3
(+) Interest on tuition fees paid in arrears	4.7	7.2
(+) Share-based compensation plan	3.7	0.1
(+) Other income (expenses), net	(0.3)	(0.3)
(+) M&A, pre-offering expenses and restructuring expenses	6.0	8.1
Adjusted EBITDA	170.8	169.1

Reconciliation of Adjusted Cash Flow Conversion from Operations

	Three Months Ended March 31,
R$ million	2024	2023
Cash from Operations	178.0	131.7
(+) Income tax paid	(5.6)	(3.1)
Adjusted Cash Flow from Operations	172.4	129.6

Adjusted EBITDA	170.8	169.1
(-) M&A, pre-offering expenses and restructuring expenses	(6.0)	(8.1)
Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	164.8	161.0

Adjusted Cash Flow Conversion from Operations	104.6%	80.5%

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Reconciliation of M&A, Pre-offering and Restructuring Expenses

R$ million
(except otherwise stated)	1Q24	1Q23	% Chg
Integration UniCesumar (pre- and post-closing)	(0.5)	4.5	(111.1)%
UniCesumar earn-out payments (accounted as expenses)	2.1	-	n.a.
Other M&A expenses (including advisors' fees)	2.2	1.1	95.7%
Others	3.4	2.5	36.5%
Total M&A, pre-offering expenses and restructuring expenses	7.2	8.1	(11.4)%

Reconciliation of Net Debt

	March 31,	March 31,	December 31,
R$ million	2024	2023	2023
Net Debt (ex-IFRS 16)	1,916.5	2,045.4	1,956.7
Loans and financing	2,279.7	1,679.0	2,181.8
Payables from acquisition of subsidiaries	8.2	519.6	8.2
(-) Cash and cash equivalents	(9.1)	(5.7)	(13.0)
(-) Short-term investments	(362.2)	(147.4)	(220.3)
Lease Liabilities	329.1	321.5	327.8
Total Net Debt (IFRS 16)	2,245.6	2,366.9	2,284.6

1Q24 Results	29